Exhibit 99.18

ImmunoPrecise Antibodies Announces 95.7% Investors Favored Debenture Extension and Q1 2020 Financial Results

VICTORIA, Sept. 30, 2019 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTCQB: IPATF) an industry leader in the discovery of novel, therapeutic monoclonal antibodies, announces today that it has signed extension agreements with its Debenture Holders of the amended terms and conditions on its $2,750,000 debenture that was originally issued September 26, 2018. The Company has also released its financial results for the first quarter ended July 31st, 2019. The financial statements and related management’s discussion and analysis (“MD&A”) can be viewed on SEDAR at www.sedar.com.

The Debenture:

The debenture, which originally matured on September 26, 2019, has been amended to extend the maturity date until March 26, 2020. The terms of the amendment will also include an additional 2.5% interest payment on the ongoing 10% rate.

Financial Highlights:

Revenue. During the three months ended July 31, 2019, the Company generated revenues of $2,716,099, compared to revenues of $2,872,785 in the 2018 fiscal period. This represents a 5% decrease in revenue and is due to project volume being down and significant time spent on R&D projects. Outlook is positive for second quarter customer project volume.

Gross Margin. During the three months ended July 31, 2019, the Company achieved a gross profit of $1,376,406, compared to $1,567,826 in the 2018 fiscal period. In percentage terms, the Company’s gross profit decreased to 51% from 54% in 2018. The lower gross profit in 2019 was mostly attributable to the fact that the Company did an analysis of its costs during 2019 and has allocated a higher percentage of expenses to its cost of sales, as more expenses are considered to be directly attributable to generating revenues.

Net Loss. The Company recorded a net loss of $2,012,198 during the three months ended July 31, 2019, compared to net loss of $1,102,362 for the three months ended July 31, 2018. The net loss increased in 2019 due to $191,420 lower gross profit and higher expenses, primarily non-cash expenses: amortization of acquired companies’ intangible assets, depreciation of leased assets as a result of implementing IFRS 16, Leases, and the accretion expense on deferred acquisition payments. In addition, the Company continues to invest in research and development in pursuit of its goal of broadening the breadth and value of its intellectual property assets in techniques inherent in the production of human antibodies through new working partnerships with several companies with leading transgenic platforms.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is an international, full-service, therapeutic antibody discovery company offering species agnostic advancements such as the B cell SelectTM progressive, single-cell interrogation technology and the DeepDisplayTM custom phage libraries, as well as the AbthenaTM bispecific program. IPA is focused on the next generation of antibody discovery, to deliver the most therapeutically relevant antibodies, in a shorter period of time, with the highest probability of succeeding to clinical trials.

ImmunoPrecise discovery and development are conducted in Utrecht and Oss, the Netherlands (U-Protein Express and IPA Europe, respectively), and in Victoria, British Columbia (IPA Canada). The Company operates globally to offer a continuum of superior antibody services, transforming the face of therapeutic discovery, by decreasing turnaround time and risk, and promoting clinical success.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the fiscal year ended April 30, 2018 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies Ltd.

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%SEDAR: 00005542E

For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., 1450 - 701 West Georgia St., Vancouver, BC V7Y 1G5

CO: ImmunoPrecise Antibodies Ltd.

CNW 08:45e 30-SEP-19